EXHIBIT 99.1

Pengrowth Delivers First Quarter 2019 Adjusted Funds Flow of $16 Million on Increased Bitumen Production at Lindbergh, Robust Commodity Prices and Lower Costs

Corporate Operating Netbacks More Than Triple Since the Prior Quarter to Deliver the Strongest Quarterly Adjusted Funds Flow in More than a Year

CALGARY, Alberta, May 08, 2019 (GLOBE NEWSWIRE) -- Pengrowth Energy Corporation (“Pengrowth” or the "Company") (TSX:PGF, OTCQX:PGHEF), today reported its results for the three months ended March 31, 2019. Unless otherwise indicated, financial figures are expressed in Canadian Dollars.

"After the resilience Pengrowth demonstrated through record low Western Canadian Select crude oil pricing in the fourth quarter of 2018, we delivered the strongest quarterly adjusted funds flow in more than a year in the first quarter of 2019. Our leaner cost structure combined with the ongoing improvement in realized crude oil pricing allowed us to generate $10.1 million in Adjusted Funds Flow in the month of March alone and $16.0 million in the quarter,” said Pete Sametz, President and Chief Executive Officer of Pengrowth. "Lindbergh continues to produce at the high end of guidance while adhering to the terms of  Alberta's curtailment program. We have been actively speaking to our major debt and equity investors who clearly understand the long-life low-decline nature of our reserves, and Pengrowth's capacity to generate strong adjusted funds flow at current prices."

First Quarter 2019 Summary:

  Increased adjusted funds flow by 122% year-over-year to $16.0 million through:
  - Pengrowth's leaner cost structure which resulted in a 36% decrease in Cash G&A expenses per boe year-over-year;
  - A 20% year-over-year increase in Lindbergh SAGD bitumen production to 18,193 barrels per day ("bbl/d") in the first quarter compared with 15,118 bbl/d for the same period in the prior year;
  82% of Pengrowth's production is bitumen and conventional oil. As a result, for every US$1.00/bbl change in the price of West Texas Intermediate crude oil, the estimated impact on 12-month Adjusted Funds Flow is CA$7.9 million (Please refer to this quarter's MD&A for more information).
  Completed $5.6 million of abandonment and reclamation work during the first quarter on 77 non-core wells in British Columbia. Settling these future liabilities allowed us to reduce the letters of credit we have outstanding with the British Columbia Oil and Gas Commission;
  Finalized the disposition of Fenn Big Valley, a non-core Southern Alberta property that produced 266 boe/d, which decreased ARO by $16 million with over 100 wells disposed;
  Groundbirch natural gas production was restricted in the quarter due to constrained pipeline capacity and well repairs.

Strategic Review Update
The Strategic Review is proceeding as planned. Working with our adviser Perella Weinberg Partners LP, and their subsidiary Tudor, Pickering, Holt & Co., we have assembled the virtual data room and the confidential information memorandum that is being circulated to interested parties. The Strategic Review is exploring a comprehensive range of strategic and transaction alternatives, including a sale, merger or other business combination; a disposition of all or certain assets of the Company; recapitalization and refinancing opportunities including new debt or equity capital  and other alternatives to improve the Company’s financial position and maximize value. In addition to Pengrowth’s long-life, low-decline assets, the Company also has potentially attractive tax attributes that complement its strong base operations. Pengrowth and its adviser expect to actively explore market interest in potential transactions and strategic initiatives with a range of interested parties and capital market participants.

There can be no guarantees as to whether the Strategic Review will result in a transaction or the terms or timing of any resulting transaction.

Summary of Financial & Operating Results

	Three months ended
(monetary amounts in millions except per boe and per share amounts)	Mar 31, 2019	Dec 31, 2018	% Change	Mar 31, 2018	% Change

PRODUCTION
Average daily production (boe/d)	22,764	24,104	(6)	19,541	16
FINANCIAL
Oil and gas sales	$128.3	$111.2	15	$126.4	2
Capital expenditures	$11.4	$9.1	25	$26.4	(57)
Cash proceeds from dispositions	$5.4	$5.3	2	$4.4	23
Interest and financing charges	$14.6	$13.8	6	$11.1	32
Cash flow from operating activities	$(7.8)	$9.4	-	$(12.3)	(37)
Adjusted funds flow (1)	$16.0	$(2.3)	-	$7.2	122
Weighted average number of shares outstanding (000's)	556,594	556,117	-	552,719	1
Adjusted funds flow per share (1)	$0.03	-	-	$0.01	200
OPERATIONAL
Produced petroleum revenue per boe (1)	$36.27	$24.80	46	$39.97	(9)
Operating expenses per boe	$8.93	$9.56	(7)	$10.63	(16)
Adjusted operating expenses per boe (1)	$10.54	$10.87	(3)	$10.41	1
Royalty expenses per boe	$2.73	$1.67	63	$2.79	(2)
Operating netback before realized commodity risk management per boe (1)	$19.97	$9.24	116	$24.04	(17)
Cash G&A expenses per boe (1)	$3.22	$1.89	70	$5.06	(36)
STATEMENT OF INCOME (LOSS)
Net income (loss)	$(31.6)	$(503.0)	(94)	$(27.2)	16
Net income (loss) per share	$(0.06)	$(0.91)	(93)	$(0.05)	20
DEBT
Total debt before working capital (2)	$721.5	$714.6	1	$662.1	9

(1)         See definition in our MD&A under section "Non-GAAP Financial Measures".
(2)         Includes Credit Facility, current and long term portions of term notes, as applicable, and bank indebtedness. Excludes letters of credit and finance leases.

Adjusted Funds Flow

The following table provides a reconciliation of cash flow from operating activities to adjusted funds flow:

	Three months ended
($ millions)	Mar 31, 2019	Dec 31, 2018	% Change	Mar 31, 2018	% Change
Cash flow from operating activities	$(7.8)	$9.4	(183)	$(12.3)	(37)
Add (deduct):
Interest and financing charges	$(14.6)	$(13.8)	6	$(11.1)	32
Expenditures on remediation	$13.9	$9.1	53	$4.0	248
Change in non-cash operating working capital	$24.5	$(7.0)	-	$26.6	(8)
Total	$23.8	$(11.7)	-	$19.5	22
Adjusted funds flow	$16.0	$(2.3)	-	$7.2	122

Alberta Production Curtailment Program
As one of the top 20 oil producers in Alberta, Pengrowth is subject to the Government of Alberta's production curtailment program which took effect on January 1, 2019. Even though Lindbergh is subject to mandatory curtailments, the asset produced 18,193 bbl/d in the first quarter of 2019, which is at the upper end of our 2019 guidance while remaining in compliance.

First Quarter 2019 Actual Results vs. 2019 Guidance
The following table provides a summary of Pengrowth's actual results for the three months ended March 31, 2019 compared with full year guidance:

	Q1 2019 Actual	2019 Guidance (1)
Average oil equivalent production (boe/d)	22,764	22,500 - 23,500
Lindbergh average bitumen production (bbl/d)	18,193	17,750 - 18,250
Capital expenditures ($ millions)	11.4	45
Royalty expenses (% of produced petroleum revenue) (2) (3)	7.5	7.0 - 8.0
Adjusted operating expenses ($/boe) (2)	10.54	9.25 - 10.00
Cash G&A expenses ($/boe) (2)	3.22	2.50 - 2.75

(1)         Per boe estimates based on high and low ends of production Guidance.
(2)         See definition under section "Non-GAAP Financial Measures".
(3)         Excludes financial commodity risk management activities.

First quarter 2019 daily production of 22,764 boe/d was within 2019 Guidance despite low capital spending and mandatory production curtailments.

First quarter 2019 royalty expenses as a percent of produced petroleum revenue were within 2019 Guidance.

Adjusted operating expenses were higher than Guidance in the first quarter. These costs are expected to fall and Pengrowth anticipates full year 2019 adjusted operating expenses to be within 2019 Guidance.

Cash G&A expenses are typically higher in the first quarter due to compensation related expenses. Cash G&A  expenses decreased 36% to $3.22/boe compared with $5.06/boe in the same period last year. Pengrowth anticipates full year 2019 cash G&A expenses to reach 2019 Guidance as expenses decline throughout the year.

First Quarter Operational Review
Average daily production for the first quarter decreased 6% to 22,764 boe/d compared with 24,104 boe/d in the fourth quarter of 2018 primarily as a result of Alberta's production curtailment program, the disposition of Fenn Big Valley, the absence of natural gas production from the Sable Offshore Energy Project ("SOEP") and a 18% decrease in production at Groundbirch compared to the prior quarter due to constrained pipeline capacity and well repairs. Production increased 16% in the first quarter compared with the same period in the prior year due to increased production from Lindbergh and Groundbirch.

	Three months ended
PRODUCTION	Mar 31, 2019	Dec 31, 2018	% Change	Mar 31, 2018	% Change
Bitumen (bbl/d)	18,193	17,866	2	15,118	20
Natural gas (Mcf/d)	23,988	33,024	(27)	20,040	20
Light oil (bbl/d)	514	476	8	798	(36)
Natural gas liquids (NGL) (bbl/d)	59	258	(77)	285	(79)
Total boe/d	22,764	24,104	(6)	19,541	16

Lindbergh average daily bitumen production increased 2% to 18,193 bbl/d in the first quarter compared with 17,866 bbl/d in the prior quarter, contributing 80% of Pengrowth's total production in the first quarter. The steam-oil ratio ("SOR") for the first quarter increased nominally to 2.83 compared with 2.74 in the prior quarter, partly as a result of production curtailments. SOR was highest in January, corresponding to peak production curtailments, and then dropped as production rose through the first quarter. We expect the SOR to drop further as production curtailments ease. The cumulative SOR as at March 31, 2019 was 2.67.

Financial Results
Lindbergh's first quarter operating netbacks increased 90% to $25.00/bbl compared with $13.16/bbl in the prior quarter due to a 20% increase in realized diluted bitumen prices, a 36% decrease in diluent costs, a 5% decrease in energy related operating expenses, partially offset by a 16% increase in non-energy operating expenses and a 65% increase in royalties due to higher commodity prices.

	Three months ended
Lindbergh Operating Netbacks ($/bbl) (1)	Mar 31, 2019	Dec 31, 2018	% Change (3)	Mar 31, 2018	% Change
Diluted Bitumen Revenue (2)	50.65	42.23	20	55.40	(9)
Diluent Costs (Inc. transportation)	(9.46)	(14.73)	(36)	(13.07)	(28)
Bitumen revenue (2)	41.19	27.50	50	42.33	(3)
Royalties	(3.19)	(1.93)	65	(2.57)	24
Adjusted Operating expenses - Non-energy(1)	(5.92)	(5.11)	16	(6.84)	(13)
Adjusted Operating expenses - Energy(1)	(3.97)	(4.20)	(5)	(3.75)	6
Transportation expenses	(3.11)	(3.10)	—	(3.01)	3
Operating netbacks before realized commodity risk management	25.00	13.16	90	26.16	(4)

(1)         See definition in our MD&A under section "Non-GAAP Financial Measures".
(2)         Net of Fixed Price Differential Physical Delivery Contracts

Corporate operating netbacks before realized commodity risk management in the first quarter increased 116% to $19.97/boe compared with $9.24/boe in the fourth quarter of 2018 due to increased realized commodity prices, slightly lower operating expenses, partially offset by a 63% increase in royalties.  Corporate operating netbacks after realized commodity risk management  in the first quarter increased 284% to $17.48/boe compared with $4.55/boe in the fourth quarter of 2018 and increased 9% year-over-year compared with $16.08/boe during the same period of last year due primarily to higher bitumen production and lower realized commodity risk management costs.

	Three months ended
Corporate Operating Netbacks ($/boe) (1)	Mar 31, 2019	Dec 31, 2018	% Change	Mar 31, 2018	% Change
Produced petroleum revenue (1)	36.27	24.80	46	39.97	(9)
Royalties	(2.73)	(1.67)	63	(2.79)	(2)
Adjusted operating expenses (1)	(10.54)	(10.87)	(3)	(10.41)	1
Transportation expenses	(3.03)	(3.02)	—	(2.73)	11
Operating netbacks before realized commodity risk management (1)	19.97	9.24	116	24.04	(17)
Realized commodity risk management	(2.49)	(4.69)	(47)	(7.96)	(69)
Operating netbacks ($/boe)	17.48	4.55	284	16.08	9

(1)         See definition in our MD&A under section "Non-GAAP Financial Measures".

Cash Flow from/Used in Operating Activities
In the first quarter of 2019 cash flow of $7.8 million was used in operating activities compared with $9.4 million in cash flow from operating activities in the fourth quarter of 2018 driven by changes in working capital and higher spending on remediation partly offset by higher realized bitumen prices. Compared with cash flow of $12.3 million used in operating activities in the same period last year, cash flow from operating activities improved in the first quarter of 2019 as a result of increased bitumen production, lower realized losses on commodity risk management and favorable changes in working capital partly offset by higher spending on remediation.

Adjusted Funds Flow
Adjusted Funds Flow increased to $16.0 million in the first quarter compared with $(2.3) million in the prior quarter due to increased oil production, stronger realized pricing, and lower costs. Adjusted Funds Flow increased 122% year-over-year compared with $7.2 million in the same period of last year.  The year-over-year increase was primarily due to higher bitumen production, the impact of decreased realized losses on commodity risk management and lower cash G&A compared with the same period last year. These were offset by lower realized natural gas prices due to the absence of natural gas production from SOEP, higher interest and financing charges mainly due to increased borrowings on the Credit Facility and an increase in adjusted operating expenses.

Net Loss
The $31.6 million net loss in the first quarter was $471.4 million less than the net loss of $503.0 million in the fourth quarter of 2018 primarily due to the absence of non-cash items recognized in the prior quarter. Pengrowth reported a net loss of $27.2 million in the same period last year. The net loss increased year-over-year primarily due to a $15.3 million charge related to lowering of the discount rate estimate for asset retirement obligation on assets with no remaining useful life combined with the absence of a deferred tax recovery of $7.2 million recorded in the same period last year. These were partially offset by an unrealized foreign exchange gain in the current quarter compared to an unrealized foreign exchange loss in the same period last year and increased adjusted funds flow.

Market Access and Commodity Risk Management
During the first quarter of 2019, in conjunction with the extension of Pengrowth's revolving credit facility, the Company entered into WTI crude oil costless collars on 8,000 bbl/d with an average floor and ceiling of US$56.75/bbl and US$59.80/bbl respectively for the second quarter of 2019.

Pengrowth uses physical delivery contracts to ensure access to markets, protect against pipeline apportionment, and  limit credit risk and exposure to widening benchmark differentials between Western Canadian Select ("WCS") and West Texas Intermediate ("WTI") crude oil prices. As at March 31, 2019, Pengrowth had apportionment protected physical contracts in place that ensure market access for 17,500 bbl/d of diluted bitumen for 2019. Using a combination of physical and financial contracts, the average realized price on these volumes is expected to be WTI minus US$18.68/bbl.

Compared with the fourth quarter, when similar contracts protected Pengrowth from wide differentials, Alberta's production curtailment program has led to the differential narrowing. As a result, Pengrowth realized risk management losses of $15.8 million on these contracts ($10.7 million on apportionment protected fixed differential physical sales contracts, and $5.1 million on swaps used to fix the differential on a 5,000 bbl/d of apportionment protected physical sales contracts).

Balance Sheet and Liquidity
Pengrowth’s total debt before working capital (excluding letters of credit) at March 31, 2019 increased 1% to $721.5 million compared with $714.6 million as at December 31, 2018 partly due to $5.6 million in abandonment and reclamation work that was front loaded into the first quarter, offset by an approximate $10 million advantageous swing in foreign exchange rates.

Upcoming Debt Maturities
On March 25, 2019 Pengrowth announced that it had reached arrangements for the extension of the maturity date under its secured revolving credit facility (the “Credit Facility”) through September 30, 2019, subject to certain terms.

The Company’s $330 million Credit Facility (all amounts in Canadian dollars) is provided by a broad syndicate of domestic and international banks and had a scheduled maturity of March 31, 2019. The Company executed an extension agreement (the “Extension Agreement”) to its Credit Facility, supported by 100% of the lenders in the syndicate, providing for the extension of the maturity date under the Credit Facility to September 30, 2019, by way of an initial extension to July 29, 2019 and two subsequent extensions to August 29, 2019 and to September 30, 2019, respectively, each of which will automatically become effective unless lenders with at least two thirds of the total commitments under the Credit Facility provide notice to the Company that such automatic extension will not apply in advance of the automatic extension dates.

The extension of the Credit Facility will provide support to Pengrowth while it undertakes its previously-announced process to explore and develop strategic alternatives with a view to strengthening the Company’s balance sheet, addressing upcoming debt maturities, and maximizing enterprise value.

As at March 31, 2019, Pengrowth had drawings of $191.0 million on its Credit Facility (December 31, 2018 - $173.5 million), and $63.2 million of outstanding letters of credit (December 31, 2018 - $75.6 million).

In addition to the maturity of the Credit Facility in 2019, certain of the Company’s term notes in the aggregate principal amount of CA$58.6 million mature on October 18, 2019. As part of the Strategic Review, Pengrowth intends to explore and advance strategic alternatives including transactions or financings that address the upcoming maturities of the October 2019 term notes. It is likely that any offer to replace our existing debt will likely come at a higher interest cost.

Pengrowth's total debt before working capital is 71% denominated in foreign currencies at March 31, 2019. To manage foreign exchange risk, Pengrowth holds a series of swap contracts that fix the foreign exchange rate on 66% of the principal for Pengrowth’s U.S. dollar denominated term debt. At March 31, 2019, Pengrowth held a total of US$240 million in foreign exchange swap contracts at a weighted average rate of US$0.75 per CA$1.00 as follows:

Principal amount (US$ millions)	Swapped amount (US$ millions)	% of principal swapped	Average fixed rate (US$ per CA$)
366.3	240.0	66%	0.75

Multi-year Development Plan
In June 2018, Pengrowth released its multi-year development plan to incrementally increase bitumen production at Lindbergh in bite sized steps rather than in one large phase.

Expansion at Lindbergh will be achieved in incremental steps aligning capital spending with Pengrowth’s expected cash flow, shifting the development methodology away from the previously contemplated large single phase approach. Development capital is expected to be focused on drilling new well pairs, additional infill wells, as well as, adding incremental facilities to debottleneck fluid handling capacity. The Corporation expects to implement co-injection of steam and Non-Condensible Gas ("NCG") to further enhance production by freeing-up steam for new wells while maintaining reservoir pressure which is expected to lower SORs. Regulatory approval for the application of NCG injection at Lindbergh was received in June of 2018. As previously announced, Pengrowth has signed a non-binding letter of intent with a third party to fund the development of additional co-generation capacity options at Lindbergh to provide Pengrowth with steam and power (under a fee structure) sufficient enough to support further efficient production expansions to reach approximately 35,000 bbl/d of bitumen. Capital to be committed to Lindbergh in 2020 and onwards will be dependent on the prevailing commodity prices.

Groundbirch has a low cost structure which supports growth in production and cash flow under a stronger natural gas pricing environment.

2019 Capital Plan
Until Pengrowth is able to refinance its term debt and renews its Credit Facility, capital spending will not exceed $21 million. Pengrowth's 2019 Budget called for a capital spending plan of $45 million, with 76% or $34 million of this capital allocated to Lindbergh for continued production sustaining and maintenance activities, which includes drilling three well pairs to utilize existing steam capacity. Pengrowth will continue to assess timing for commencement of the development program which is anticipated to be no sooner than the second half of 2019. The remaining $11 million of capital is related to maintenance and integrity activities to support the existing operations and for general corporate purposes, including approximately $3 million to finalize the Groundbirch development program.

Quarterly Presentation :
Pengrowth has posted a listen-only audio webcast presentation reviewing the first quarter 2019 results to the link below:

https://vimeo.com/334771564

Please reach out to our investor relations department through the contact information below should you have any questions regarding the quarter.

FREQUENTLY RECURRING TERMS
Pengrowth uses the following frequently recurring industry terms and abbreviations in this press release:

Units of Measurement
"bbl"	barrel
"bbl/d"	barrels per day
"boe"	barrel of oil equivalent
"boe/d"	barrels of oil equivalent per day
"Mcf/d"	thousand cubic feet per day
"MMboe"	million boe
"MMcf/d"	million cubic feet per day
"SOR"	steam oil ratio
"CSOR"	cumulative steam oil ratio

Commodities and Currencies
"AECO"	Alberta natural gas price point
"WTI"	West Texas Intermediate crude oil price
"WCS"	Western Canadian Select crude oil price
"US$"	United States Currency
"CA$"	Canadian Currency

Other Terms
"dilbit" or "diluted bitumen"	bitumen blended with diluent
"G&A"	general and administrative expenses
"IFRS"	International Financial Reporting Standards
"SOEP"	Sable Offshore Energy Project

Caution Regarding Engineering Terms:
When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All production figures stated are based on Company Interest before the deduction of royalties.

Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and applicable U.S. securities legislation including the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to the Company’s Strategic Review, including the potential for the Company to complete any financing arrangements,  corporate merger, sale, recapitalization or other transaction or strategic alternative; the anticipated arrangements for the extension of the Company’s Credit Facility through September 2019 and the terms of any such extension; the ability of the Company to refinance or repay its existing indebtedness, including the term notes maturing in October 2019; the Company expectations that it will conclude definitive agreements for third party development of a cogeneration facility at Lindbergh; expected production in 2019; the anticipated impact on adjusted funds flow of changes in the price of WTI crude; anticipated $45 million of capital expenditures in 2019; expected production at Lindbergh to the end of the year and up to 2023; the Company’s anticipated reserves life; anticipated royalty expenses, adjusted operating expenses; cash G&A expenses and the ability of Pengrowth to remain a going concern. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements and information are based on Pengrowth's current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning the Corporation’s ability to remain a going concern, general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light oil and bitumen prices, future oil and natural gas production levels, future exchange rates and interest rates, the amount of future cash dividends paid by Pengrowth or the lack thereof, the cost of expanding our property holdings, our ability to obtain labour and equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers including transportation availability, the impact of increasing competition, our ability to obtain financing on acceptable terms and meet financial covenants, our ability to add production and reserves through our development, exploitation and exploration activities, our ability to pay our current and future debt obligations and stay in compliance with our current and future debt covenants, our ability to obtain alternative debt financing and amend our financial covenants, and our ability to remain a going concern. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions  expressed in such forward-looking statements. These factors include, but are not limited to: the risks associated with the oil and gas industry in general; volatility of oil and gas prices; Canadian light oil and bitumen differentials; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves, ability to produce those reserves; production may be impacted by unforeseen events such as equipment and transportation failures and weather related issues; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; actions by government authorities, including the imposition or reassessment of taxes including changes in income taxes and royalty laws; Pengrowth's ability to access external sources of debt and equity capital; Pengrowth's inability to refinance term notes and /or existing Credit Facility; new IFRS and the impact on Pengrowth’s financial statements; the implementation of greenhouse gas emissions legislation and the impact of carbon taxes; and Pengrowth’s ability to remain a going concern. Further information regarding these factors may be found under the heading "Business Risks" herein and under "Risk Factors" in Pengrowth's most recent AIF, and in Pengrowth’s most recent audited annual Consolidated Financial Statements, management information circular, quarterly reports, material change reports and news releases. Copies of Pengrowth’s public filings are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Non-GAAP Measures
In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), Pengrowth presents non-GAAP measures including total debt before working capital, total debt including working capital, adjusted funds flow, adjusted funds flow per share, free funds flow, produced petroleum revenue per boe, adjusted operating expenses per boe, royalty expenses (% of produced petroleum revenue), Lindbergh operating netbacks, corporate operating netbacks, adjusted operating expenses, cash G&A expenses and cash G&A expenses per boe. These measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These measures are provided, in part, to assist readers in determining Pengrowth’s ability to generate cash from operations. Pengrowth believes these measures are useful in assessing operating performance and liquidity of Pengrowth’s ongoing business on an overall basis. These measures should be considered in addition to, and not as a substitute for, net income (loss), cash provided by operations and other measures of financial performance and liquidity reported in accordance with IFRS. Further information including reconciliation to the applicable GAAP measure with respect to these non-GAAP measures can be found in the MD&A.

Note to US Readers
We report our production and reserve quantities in accordance with Canadian practices and specifically in accordance with NI 51- 101. These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by companies in the United States.

Current SEC reporting requirements permit, but do not require United States oil and gas companies, in their filings with the SEC, to disclose probable and possible reserves, in addition to the required disclosure of proved reserves. The SEC does not permit the inclusion of estimates of contingent resources in reports filed with it by United States companies. Under current SEC requirements, net quantities of reserves are required to be disclosed, which requires disclosure on an after royalties basis and does not include reserves relating to the interests of others. Because we are permitted to prepare our reserves information in accordance with Canadian disclosure requirements, we have included contingent resources, disclosed reserves before the deduction of royalties and interests of others and determined and disclosed our reserves and the estimated future net cash therefrom using forecast prices and costs. See "Presentation of our Reserve Information" in our most recent Annual Information Form or Form 40-F for more information.

We incorporate additional information with respect to production and reserves which is either not generally included or prohibited under rules of the SEC and practices in the United States. We follow the Canadian practice of reporting gross production and reserve volumes; however, we also follow the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments). We also follow the Canadian practice of using forecast prices and costs when we estimate our reserves. The SEC permits, but does not require, the disclosure of reserves based on forecast prices and costs.

About Pengrowth Energy Corporation (TSX:PGF):
Pengrowth Energy Corporation is a Canadian energy company focused on the sustainable development and production of oil and natural gas in Western Canada from its Lindbergh thermal oil property and its Groundbirch Montney gas property. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western Canadian basin for more than 30 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the OTCQX under the symbol "PGHEF".

Additional information about Pengrowth is available at www.pengrowth.com and on SEDAR at www.sedar.com.

For investor and media Inquiries please contact:

Tom McMillan
1-855-336-8814
Tom.McMillan@pengrowth.com